AudioCodes Ltd.
1 Hayarden Street
Airport City, Lod 70151
Israel

March 26, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AudioCodes Ltd. Application for Withdrawal of Registration Statement on Form F-3 (Registration No. 333-117703)

Ladies and Gentlemen:

        AudioCodes Ltd., a corporation formed under the laws of Israel (the “Registrant”), hereby applies, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form F-3, as amended (Registration No. 333-117703), together with all exhibits thereto (the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2004.

        The Registrant is requesting the withdrawal of the Registration Statement because the Registrant has determined not to effect any public offering pursuant to the Registration Statement. No securities of the Registrant have been sold pursuant to the Registration Statement. Accordingly, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

        The Registrant hereby respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

        Please call Neil Gold, Esq. ((212) 318-3022) or Manuel Rivera, Esq. ((212) 318-3296) of Fulbright & Jaworski L.L.P. with any questions that you may have. Thank you for your attention to this matter.

Very truly yours, AUDIOCODES LTD. By: /s/ Shabtai Adlersberg —————————————— Shabtai Adlersberg CEO